Exhibit(d)(3)

Execution Version

LIMITED GUARANTEE

Limited Guarantee, dated as of March 11, 2016 (this “Limited Guarantee”), by each of the parties listed on Exhibit A attached hereto (each, a “Guarantor” and collectively, the “Guarantors”), in favor of The Fresh Market, Inc., a Delaware corporation (the “Guaranteed Party”). Reference is hereby made to the Agreement and Plan of Merger, dated as of even date herewith (the “Merger Agreement”), by and among the Guaranteed Party, Pomegranate Holdings, Inc., a Delaware corporation (“Parent”) and Pomegranate Merger Sub, Inc., a Delaware corporation and a wholly owned Subsidiary of Parent (“Merger Sub”). Capitalized terms used herein but not otherwise defined have the meanings ascribed to them in the Merger Agreement.

1. Limited Guarantee. To induce the Guaranteed Party to enter into the Merger Agreement, each Guarantor hereby absolutely, irrevocably and unconditionally guarantees, as primary obligor and not merely as surety, severally and not jointly, and not jointly and severally, to the Guaranteed Party, on the terms and subject to the conditions set forth herein, the payment and performance of a portion of (i) Parent’s and Merger Sub’s payment obligation of the Parent Termination Fee in accordance with Section 7.03(b) of the Merger Agreement, (ii) damages, if any, for fraud or Willful Breach by Parent or Merger Sub under and in accordance the Merger Agreement (subject in all circumstances to a maximum aggregate amount of the Parent Termination Fee), and (iii) all liabilities and indemnification, reimbursement and other obligations of Parent and Merger Sub under Sections 5.04(c) and 7.03(c) of the Merger Agreement (clauses (i), (ii) and (iii), collectively, the “Guaranteed Obligations”) to the Guaranteed Party, as and when required to be paid by Parent or Merger Sub pursuant to and in accordance with the terms of the Merger Agreement and on the terms and subject to the conditions set forth herein, in an amount equal to the percentage of the Maximum Aggregate Amount (as defined below) set forth opposite such Guarantor’s name on Exhibit A hereto (such amount with respect to each Guarantor is such Guarantor’s “Maximum Guarantor Amount”); provided, however, that the maximum liability of each Guarantor hereunder shall not exceed such Guarantor’s Maximum Guarantor Amount and the maximum aggregate liability of the Guarantors hereunder shall not exceed $97,000,000 plus the amount of the Specified Obligations (the “Maximum Aggregate Amount”), it being further understood and agreed that this Limited Guarantee may not be enforced without giving full and absolute effect to the Maximum Aggregate Amount and each Maximum Guarantor Amount. The Guaranteed Party hereby agrees that the Guarantors shall in no event be required to pay to any Person or Persons in the aggregate more than the Maximum Aggregate Amount (and that no Guarantor shall be required to pay to any Person or Persons in the aggregate more than such Guarantor’s Maximum Guarantor Amount) under, in respect of, or in connection with this Limited Guarantee (excluding, in each case, as a result of (x) its funding obligations under the Equity Funding Letter, including as a result of the exercise of the Guaranteed Party of its rights to specific performance under the Equity Funding Letter and Section 8.08 of the Merger Agreement in accordance with the terms thereof, or (y) the exercise by the Guaranteed Party of its rights under the Confidentiality Agreement), and no Guarantor shall have any obligation or liability to any Person under this Limited Guarantee or the Merger Agreement other than as expressly set forth herein (excluding, in each case, as a result of (x) its funding obligations under the Equity Funding Letter, including as a result of the exercise of the Guaranteed Party of its rights to specific performance under the Equity Funding Letter and Section 8.08 of the Merger Agreement

in accordance with the terms thereof, or (y) the exercise by the Guaranteed Party of its rights under the Confidentiality Agreement) Notwithstanding anything to the contrary contained in this Limited Guarantee or in the Merger Agreement, the Guaranteed Party hereby agrees that to the extent Parent and Merger Sub are relieved of all or any portion of the Guaranteed Obligations by indefeasible payment in full thereof on the terms and subject to the conditions set forth in the Merger Agreement or pursuant to any other agreement with the Guaranteed Party, each Guarantor shall be similarly relieved, to such extent, of its respective obligations under this Limited Guarantee. All payments hereunder shall be made in lawful money of the United States, in immediately available funds. Each Guarantor promises and undertakes to make all payments hereunder free and clear of any deduction, offset, defense, claim or counterclaim of any kind, except as provided herein or in the Merger Agreement. Each Guarantor acknowledges that the Guaranteed Party entered into the transactions contemplated by the Merger Agreement in reliance upon the execution of this Limited Guarantee.

2. Terms of Limited Guarantee.

(a) This Limited Guarantee is one of payment and performance, not collection, and a separate action or actions may be brought and prosecuted against the Guarantors to enforce the Limited Guarantee, irrespective of whether any action is brought against Parent, Merger Sub or any other Person or whether Parent, Merger Sub or any other Person is joined in any such action or actions (subject in all cases to the Maximum Aggregate Amount). Each Guarantor reserves the right to (i) set off any amount owed hereunder by such Guarantor against any payment owing by the Guaranteed Party to Parent, Merger Sub or any of the Guarantors under the Merger Agreement or this Limited Guarantee and (ii) assert any and all defenses which Parent, Merger Sub or any of the Guarantors may have to payment of the Guaranteed Obligations under the Merger Agreement or this Limited Guarantee. Each Guarantor agrees that the Guaranteed Party may, in its sole discretion, at any time and from time to time, without notice to or further consent of the Guarantors, extend the time of payment of any of the Guaranteed Obligations, and may also make any agreement with Parent or Merger Sub for the extension, renewal, payment, compromise, discharge or release thereof, in whole or in part, without in any way impairing or affecting such Guarantor’s obligations under this Limited Guarantee or affecting the validity or enforceability of this Limited Guarantee.

(b) The liability of the Guarantors under this Limited Guarantee shall, to the fullest extent permitted under applicable Law, be absolute, irrevocable and unconditional irrespective of:

(i) any change in the corporate existence, structure or ownership of Parent, Merger Sub or any Guarantor or any insolvency, bankruptcy, reorganization, liquidation or other similar proceeding of any of the foregoing or affecting any of their respective assets;

(ii) any change in the manner, place or terms of payment or performance, or any change or extension of the time of payment or performance of, renewal or alteration of, the Guaranteed Obligations, any liability incurred directly or indirectly in respect thereof, or any amendment or waiver of or any consent to any departure from the terms of the Merger Agreement or the documents entered into in connection therewith, in each case, made in accordance with the terms thereof;

(iii) the existence of any claim, set-off or other right that any of the Guarantors may have at any time against Parent or Merger Sub, whether in connection with any of the Guaranteed Obligations or otherwise;

(iv) any action or inaction on the part of the Guaranteed Party, including, without limitation, the absence of any attempt to assert, or any delay in asserting, any claim or demand or to enforce any right or remedy against Parent or Merger Sub or collect the Guaranteed Obligations from Parent or any of the Guarantors;

(v) any release, waiver, forbearance or discharge, in whole or in part, of any obligation of Parent or Merger Sub contained in the Merger Agreement (other than expressly with respect to any of the Guaranteed Obligations);

(vi) (the adequacy of any other means the Guaranteed Party may have of obtaining repayment of any of the Guaranteed Obligations; or

(viii) any other occurrence, circumstance, act or omission that may in any manner or to any extent vary the risk of any Guarantor or otherwise operate as a discharge of any Guarantor as a matter of law or equity (other than as a result of indefeasible payment in full of the Guaranteed Obligations in accordance with their terms or as a result of defenses to the payment of the Guaranteed Obligations that would be available to Parent and Merger Sub under the Merger Agreement).

(c) To the fullest extent permitted by applicable Law, the Guarantors hereby expressly waive any and all rights or defenses arising by reason of any Law which would otherwise require any election of remedies by the Guaranteed Party. The Guarantors waive any and all notice of the creation, renewal, extension or accrual of any of the Guaranteed Obligations and notice of or proof of reliance by the Guaranteed Party upon this Limited Guarantee or acceptance of this Limited Guarantee. The Guarantors expressly waive promptness, diligence, notice of acceptance of this Limited Guarantee and of the Guaranteed Obligations, presentment, demand for payment, notice of non-performance, default, dishonor and protest, notice of the incurrence of any Guaranteed Obligations and all other notices of any kind (except for notices to be provided to Parent in accordance with Section 8.10 of the Merger Agreement), all defenses which may be available by virtue of any stay, moratorium law or other similar Law now or hereafter in effect, any right to require the marshalling of assets of Parent, Merger Sub or any other Person interested in the transactions contemplated by the Merger Agreement, and all suretyship defenses generally (other than the indefeasible payment in full of the Guaranteed Obligations in accordance with their terms or defenses to the payment of the Guaranteed Obligations that would be available to Parent and Merger Sub under the Merger Agreement). Each Guarantor hereby unconditionally and irrevocably agrees that it shall not and shall cause its Affiliates not to, directly or indirectly, institute any proceeding or make any claim asserting that this Limited Guarantee is illegal, invalid or unenforceable in accordance with its terms. The Guarantors acknowledge that it will receive substantial direct and indirect benefits from consummation of the transactions contemplated by the Merger Agreement and that the waivers set forth in this Limited Guarantee are knowingly made in contemplation of such benefits and after the advice of counsel. When pursuing its rights and remedies hereunder against any Guarantor, the Guaranteed Party shall be under no obligation to pursue such rights and remedies it may have against Parent, Merger Sub or any other Person for the Guaranteed Obligations or any right of offset with respect thereto, and any failure by the Guaranteed Party to pursue such other rights or remedies or to collect any payments from Parent, Merger Sub or any such other Person or to realize upon or to exercise any such right of offset, and any release by the Guaranteed Party of Parent, Merger Sub or any such other Person or any right of offset, shall not relieve any Guarantor of any liability hereunder, and shall not impair or affect the rights and remedies, whether express, implied or available as a matter of law, of the Guaranteed Party.

(d) The Guaranteed Party shall not be obligated to file any claim relating to any Guaranteed Obligation in the event that Parent or Merger Sub becomes subject to a bankruptcy, reorganization or similar proceeding, and the failure of the Guaranteed Party to so file any claim shall not affect the Guarantor’s obligations hereunder. In the event that any payment to the Guaranteed Party in respect of any Guaranteed Obligation hereunder is rescinded or must otherwise be returned for any reason whatsoever, the Guarantors shall remain liable hereunder with respect to the Guaranteed Obligation as if such payment had not been made.

3. Sole Remedies. The Guaranteed Party acknowledges and agrees that the sole cash asset of Parent is cash in a de minimis amount and that no additional funds are expected to be contributed to Parent (other than any Expenses Amount (as defined in the Equity Funding Letter)) unless and until the Offer Acceptance Time occurs. The Guaranteed Party further agrees that it has and shall have no right of recovery against any of the Guarantors, any former, current or future, direct or indirect director, manager, officer, employee, agent, financing source or Affiliate of any of the Guarantors, any former, current or future, direct or indirect holder of any equity interests or securities of any of the Guarantors (whether such holder is a limited or general partner, manager, member, stockholder, securityholder or otherwise), any former, current or future assignee of any of the Guarantors, any former, current or future director, officer, employee, agent, financing source, general or limited partner, manager, management company, member, stockholder, securityholder, Affiliate, controlling Person or representative or assignee of any of the foregoing, or any former, current or future heir, executor, administrator, trustee, successor or assign of any of the foregoing other than Parent or Merger Sub, or its successors and assignees (any such person or entity, other than the undersigned, or Parent, Merger Sub, or their successors and assigns, a “Related Person”), through Parent, Merger Sub or otherwise, whether by or through attempted piercing of the corporate, limited liability company or limited partnership veil, by or through a claim by or on behalf of Parent or Merger Sub against the Guarantors or any Related Person, or otherwise, except for (A) rights and claims against any counterparty to the Confidentiality Agreement (or a joinder thereto), (B) rights and claims against Parent or Merger Sub under the Merger Agreement or (C) rights and claims against the Guarantors and their successors and assigns (i) under this Limited Guarantee pursuant to the terms hereof and subject to the limitations set forth herein, (ii) to (x) an injunction or injunctions, specific performance or other equitable relief to prevent breaches of the Equity Funding Letter or to enforce specifically the terms and provisions of the Equity Funding Letter pursuant to, and subject to the limitations of, Section 5 thereof and Section 8.08 of the Merger Agreement, (y) to enforce the Guaranteed Party’s rights to consent to certain matters as expressly provided under the Equity Funding Letter or (z) to enforce the Guarantors’ obligations to fund the Expenses

Amount in accordance with the terms and conditions of the Equity Funding Letter (each, a “Permitted Claim”). Except for the Permitted Claims, recourse against the Guarantors under this Limited Guarantee shall be the sole and exclusive remedy (whether at law, in equity, in contract, in tort or otherwise) of the Guaranteed Party and its shareholders and all of their respective Affiliates against the Guarantors and any Related Person in respect of any breach, loss or damage arising under, or in connection with, the Merger Agreement or the transactions contemplated thereby. The Guaranteed Party hereby covenants and agrees that neither it nor its shareholders shall institute, and shall cause their respective Affiliates not to institute, any proceeding or bring any other claim arising under, or in connection with, the Merger Agreement or the transactions contemplated thereby, against any of the Guarantors or any Related Person, except for Permitted Claims. Notwithstanding the foregoing, in the event the any Guarantor (i) consolidates with or merges with any other Person and is not the continuing or surviving entity of such consolidation or merger or (ii) transfers or conveys all or a substantial portion of its properties and other assets to any Person such that the sum of such Guarantor’s remaining net assets plus its uncalled capital is less than the Maximum Guarantor Amount (less amounts paid under this Limited Guarantee prior to such event), then, and in each such case, the Guaranteed Party may seek recourse, whether by the enforcement of any judgment or assessment or by any legal or equitable proceeding or by virtue of any applicable Law, against such continuing or surviving entity or such Person (in either case, a “Successor Entity”), as the case may be, but only to the extent of the unpaid liability of such Guarantor hereunder up to the amount of the Guaranteed Obligations for which such Guarantor is liable, as determined in accordance with this Limited Guarantee The Guaranteed Party further covenants and agrees that neither it nor its shareholders shall have the right to recover, and shall not recover, and neither it nor its shareholders shall institute, directly or indirectly, and shall cause their respective Affiliates not to institute, any proceeding or bring any other claim to recover, more than the Maximum Aggregate Amount in the aggregate from the Guarantors, their permitted assignees and Parent or Merger Sub or the applicable Maximum Guarantor Amount from each Guarantor and its permitted assignees in respect of any liabilities or obligations of the Guarantors, Parent or Merger Sub arising under or in connection with the Merger Agreement, this Limited Guarantee or the transactions contemplated hereby or thereby, and the Guaranteed Party shall promptly return all monies paid to it or its Subsidiaries or Affiliates in excess of such liabilities or obligations, in each case other than pursuant to any Permitted Claims. Nothing set forth in this Limited Guarantee shall confer or give to any Person other than the Guaranteed Party any rights or remedies against any Person, including the Guarantor, except as expressly set forth herein. The Guaranteed Party acknowledges that each Guarantor is agreeing to enter into this Limited Guarantee in reliance on the provisions set forth in this Section 3. This Section 3 shall survive termination of this Limited Guarantee.

4. Representations and Warranties. Each Guarantor hereby represents and warrants that:

(a) it has (and will continue to have) the requisite capacity and authority to execute and deliver this Limited Guarantee and to fulfill and perform its obligations hereunder;

(b) the execution, delivery and performance of this Limited Guarantee by it has been duly and validly authorized and approved by all necessary limited partnership action, and no other proceedings or actions on the part of it (including any internal or committee approvals) are necessary therefor;

(c) this Limited Guarantee has been duly and validly executed by it and constitutes a legal, valid and binding obligation of such Guarantor enforceable against such Guarantor in accordance with its terms, except to the extent limited by (i) applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or other similar Laws relating to creditors’ rights generally and (ii) general principles of equity, whether such enforceability is considered in a proceeding in equity or at law; and

(d) such Guarantor has (and will continue to have) unfunded capital commitments in an amount not less than such Guarantor’s Maximum Guarantor Amount or has such other financial means at its disposal to enable such Guarantor to pay such Guarantor’s Maximum Guarantor Amount when due;

(e) the execution, delivery and performance by it of this Limited Guarantee do not and will not (i) violate any Law or (ii) result in any violation of, or default (with or without notice or lapse of time or both) under, or give rise to a right of termination, cancelation or acceleration of any obligation or to the loss of any benefit under, any material contract to which it is a party; and

(f) all material consents, approvals, authorizations, permits of, filings with and notifications to, any Governmental Authority necessary for the due execution, delivery and performance of this Limited Guarantee by it have been obtained or made and all conditions thereof have been duly complied with and no other action by, and no notice to or filing with, any Governmental Authority is required in connection with the execution, delivery and performance of this Limited Guarantee.

The Guarantor acknowledges that the Guaranteed Party has specifically relied on the accuracy of the representations and warranties contained in this Section 4.

5. Termination. This Limited Guarantee shall terminate and the Guarantors shall have no further obligation under this Limited Guarantee as of the earliest to occur of (a) the Closing, (b) 90 days following the termination of the Merger Agreement unless prior to such date (i) the Guaranteed Party shall have delivered a written notice with respect to any of the Guaranteed Obligations and (ii) the Guaranteed Party shall have commenced an Action against any Guarantor, Parent or Merger Sub alleging that any such Guaranteed Obligations are due and owing, in which case this Limited Guarantee shall survive solely with respect to such obligations and shall terminate upon the final, non-appealable resolution of all such Actions by a court of competent jurisdiction and the satisfaction by the Guarantors of any obligations finally determined or agreed to be owed by the Guarantors consistent with the terms hereof) and (c) the receipt by the Guaranteed Party of the Guaranteed Obligations equal to the Maximum Aggregate Amount. In the event that the Guaranteed Party or any Affiliates of the Guaranteed Party asserts in any litigation relating to this Limited Guarantee that the provisions of Section 1 hereof limiting the Guarantors’ liability to the Maximum Aggregate Amount or any Guarantor’s liability to such Guarantor’s Maximum Guarantor Amount or the provisions of Section 3 or this Section 5 hereof are illegal, invalid or unenforceable, in whole or in part, or asserts any theory of liability against the Guarantors or any of its Related Persons with respect to the transactions contemplated by the Merger Agreement other than Permitted Claims, (i) the obligations of each of the Guarantors under this Limited Guarantee shall terminate forthwith and shall thereupon be null and void, (ii) if any of the Guarantors has previously made any payments under this Limited Guarantee, such Guarantor shall be entitled to recover such payments from the Guaranteed Party and (iii) neither the Guarantors nor any Related Person shall have any liability to the Guaranteed Party or any of its Subsidiaries or shareholders or any of their respective Affiliates with respect to the transactions contemplated by the Merger Agreement or under this Limited Guarantee.

6. Continuing Guarantee. Except to the extent terminated pursuant to the provisions of Section 5 hereof, this Limited Guarantee is a continuing one and shall remain in full force and effect until the indefeasible payment and satisfaction in full of the Guaranteed Obligations, shall be binding upon the Guarantors, their respective successors and assigns, and shall inure to the benefit of, and be enforceable by, the Guaranteed Party and its successors, transferees and assigns. All obligations to which this Limited Guarantee applies or may apply under the terms hereof shall be conclusively presumed to have been created in reliance hereon.

7. Confidentiality. This Limited Guarantee shall be treated as strictly confidential and is being provided to the Guaranteed Party solely in connection with the Merger Agreement and the transactions contemplated thereby. This Limited Guarantee may not be used, circulated, quoted or otherwise referred to in any document (other than the Merger Agreement and the Equity Funding Letter), except with the written consent each of the Guarantors; provided that the Guaranteed Party may disclose such information (i) in connection with the enforcement of this Limited Guarantee, the Merger Agreement and the Equity Funding Letter, (ii) to the extent necessary to comply with and prevent violation of applicable Law or the applicable rules of any national securities exchange or (iii) to the extent necessary to comply with regulations with respect to any U.S. Securities and Exchange Commission filings relating to the Transactions. Notwithstanding the foregoing, this Limited Guarantee may be provided by the Guaranteed Party to its advisors, strictly for informational purposes, who have been directed to treat this Limited Guarantee as confidential, and the Guaranteed Party shall cause such advisors to so treat this Limited Guarantee as confidential.

8. Entire Agreement. This Limited Guarantee, together with the Merger Agreement, the Equity Funding Letter and the Confidentiality Agreement, constitutes the entire agreement with respect to the subject matter hereof and thereof and supersedes any and all prior discussions, negotiations, proposals, undertakings, understandings and agreements, whether written or oral, among Parent, Merger Sub, the Guarantors or any of their Affiliates, on the one hand, and the Guaranteed Party or any of its Affiliates, on the other hand, with respect to the subject matter hereof and thereof.

9. Amendments and Waivers. No amendment or waiver of any provision of this Limited Guarantee will be valid and binding unless it is in writing and signed, in the case of an amendment, by each of the Guarantors and the Guaranteed Party or, in the case of waiver, by the party or each of the parties against whom the waiver is to be effective. No waiver by any party of any breach or violation of, or default under, this Limited Guarantee, whether intentional or not, will be deemed to extend to any prior or subsequent breach, violation or default hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence. No delay or omission on the part of any party in exercising any right, power or remedy under this Limited Guarantee will operate as a waiver thereof. Each and every right, remedy and power hereby granted to the Guaranteed Party or allowed the Guaranteed Party by Law or other agreement shall be cumulative and not exclusive of any other, and may be exercised by the Guaranteed Party at any time or from time to time.

10. Counterparts. This Limited Guarantee may be executed in counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same instrument. This Limited Guarantee will become effective when duly executed by each party hereto.

11. Notices. All notices, requests, claims, demands and other communications hereunder shall be given (and shall be deemed to have been duly received if given) by hand delivery in writing or by facsimile transmission with confirmation of receipt, as follows:

(a) by hand (in which case, it will be effective upon delivery);

(b) by facsimile (in which case, it will be effective upon receipt of confirmation of good transmission); or

(c) by overnight delivery by a nationally recognized courier service (in which case, it will be effective on the next business day after being deposited with such courier service; in each case, to the address (or facsimile number) listed below (or to such other address or facsimile number as a party may designate by notice to the other parties):

If to any Guarantor, to it at:

c/o Apollo Management VIII, L.P.

9 West 57th Street

43rd Floor

New York, NY 10019

Attention:     Laurie Medley

Facsimile:     212-515-3264

Email:           lmedley@apollolp.com

with a copy to (which shall not constitute notice):

Morgan, Lewis & Bockius, LLP

101 Park Avenue

New York, New York 10178

Attention:    Robert G. Robison

Facsimile:    212-309-6001

Email:          robert.robison@morganlewis.com

If to the Guaranteed Party, to it at:

The Fresh Market, Inc.

628 Green Valley Road, Ste. 500

Greensboro, MC 27408

Attention:    Scott Duggan, Esq.

Facsimile:    (336) 272-1664

Email:          scottduggan@thefreshmarket.net

with copies (which shall not constitute notice) to:

Cravath, Swaine & Moore LLP

Worldwide Plaza

825 Eighth Avenue

New York, NY 10019

Attention:    Damien R. Zoubek, Esq.

                    O. Keith Hallam III, Esq.

Facsimile:    212-474-3700

Email:          dzoubek@cravath.com

                     khallam@cravath.com

and

Richards, Layton & Finger, P.A.

One Rodney Square

920 North King Street

P.O. Box 551

Wilmington, DE 19899

Attention:    Mark J. Gentile, Esq.

Facsimile:    302-498-7722

Email:          gentile@RLF.com

or to such other address as the Person to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

12. Governing Law; Jurisdiction; Venue. This Limited Guarantee shall be governed by, and construed in accordance with, the laws of the State of Delaware applicable to contracts executed in and to be performed entirely within that State, regardless of the laws that might otherwise govern under any applicable conflict of Laws principles. All Actions arising out of or relating to this Limited Guarantee shall be heard and determined in the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware declines to accept jurisdiction over any Action, any state or federal court within the State of Delaware) and the parties hereto hereby irrevocably submit to the exclusive jurisdiction and venue of such courts in any such Action and irrevocably waive the defense of an inconvenient forum or lack of jurisdiction to the maintenance of any such Action. The consents to jurisdiction and venue set forth in this Section 12 shall not constitute general consents to service of process in the State of Delaware and shall have no effect for any purpose except as provided in this Section 12 and shall not be deemed to confer rights on any Person other than the parties hereto. The parties hereto agree that a final judgment in any such Action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law; provided, however, that nothing in the foregoing shall restrict any party’s rights to seek any post-judgment relief regarding, or any appeal from, a final trial court judgment. The parties hereto agree that any violation of this Section 12 shall constitute a material breach of this Limited

Guarantee and shall constitute irreparable harm. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS LIMITED GUARANTEE IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS LIMITED GUARANTEE OR THE TRANSACTIONS CONTEMPLATED HEREBY.

13. No Assignment. Neither the Guarantors nor the Guaranteed Party may assign its rights, interests or obligations hereunder to any other Person without the prior written consent of the Guaranteed Party (in the case of an assignment by Guarantors) or each of the Guarantors (in the case of an assignment by the Guaranteed Party), except that if a portion of any Guarantor’s commitment under the Equity Funding Letter is assigned in accordance with the terms thereof, then a corresponding portion of such Guarantor’s Guaranteed Obligations hereunder may be assigned to the same assignee provided that such Guarantor shall not be released from, and shall remain fully liable, for its Maximum Guarantor Amount of the Guaranteed Obligations.

14. No Third Party Beneficiaries. This Limited Guarantee is not intended to, and does not, confer upon any Person other than the Persons who are signatories hereto any rights or remedies hereunder, except that each Related Person shall be considered a third party beneficiary of the provisions of Section 3 hereof.

15. Severability. Any term or provision of this Limited Guarantee that is invalid or unenforceable in any situation in any jurisdiction will not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction and if any term or provision of this Limited Guarantee is invalid or unenforceable in any situation in any jurisdiction a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision; provided, however, that this Limited Guarantee may not be enforced without giving full and absolute effect to the limitation of the amount payable by the Guarantors hereunder to the Maximum Aggregate Amount and by each Guarantor to its Maximum Guarantor Amount provided in Section 1 hereof and to the provisions of Sections 3 and 4 hereof. No party hereto shall assert, and each party shall cause its respective Affiliates and Related Parties not to assert, that this Limited Guarantee or any part hereof is invalid, illegal or unenforceable.

16. Headings. The headings contained in this Limited Guarantee are for convenience purposes only and will not in any way affect the meaning or interpretation hereof.

17. Subrogation. The Guarantors will not exercise against Parent or Merger Sub any rights of subrogation, contribution, exoneration, reimbursement or indemnification, whether arising by contract or operation of law (including, without limitation, any such right arising under bankruptcy or insolvency Laws) or otherwise, by reason of any payment by any of them pursuant to the provisions of Section 1 unless and until the Guaranteed Obligations have been indefeasibly paid in full.

IN WITNESS WHEREOF, the undersigned have executed and delivered this Limited Guarantee as of the date first written above.

GUARANTORS:

APOLLO INVESTMENT FUND VIII, L.P.
By:	Apollo Advisors VIII, L.P., its general partner
By:	Apollo Capital Management, LLC, its general partner

By:	Laurie D. Medley
Name: Laurie D. Medley
Title: Vice President

APOLLO OVERSEAS PARTNERS (DELAWARE 892) VIII, L.P.
By:	Apollo Advisors VIII, L.P., its general partner
By:	Apollo Capital Management, LLC, its general partner

By:	Laurie D. Medley
Name: Laurie D. Medley
Title: Vice President

APOLLO OVERSEAS PARTNERS (DELAWARE) VIII, L.P.
By:	Apollo Advisors VIII, L.P., its general partner
By:	Apollo Capital Management, LLC, its general partner

By:	Laurie D. Medley
Name: Laurie D. Medley
Title: Vice President

APOLLO OVERSEAS PARTNERS VIII, L.P.
By:	Apollo Advisors VIII, L.P., its general partner
By:	Apollo Capital Management, LLC, its general partner

By:	Laurie D. Medley
Name: Laurie D. Medley
Title: Vice President

[Signature Page to Limited Guarantee]

GUARANTEED PARTY:

THE FRESH MARKET, INC.

By:	Richard A. Aniceth
Name: Richard A. Aniceth
Title: CEO

[Signature Page to Limited Guarantee]

EXHIBIT A

Maximum Guarantor Amount

Maximum Guarantor Amount
Investor	(% of Maximum Aggregate Amount )
Apollo Investment Fund VIII, L.P.	$46,521,200 (47.96%	)
Apollo Overseas Partners (Delaware 892) VIII, L.P.	$29,109,700 (30.01%	)
Apollo Overseas Partners (Delaware) VIII, L.P.	$7,119,800 (7.34%	)
Apollo Overseas Partners VIII, L.P.	$14,249,300 (14.69%	)